February 27, 2008

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Mail Stop 0308
Washington, DC 20549

RE:           Schiff Nutrition International, Inc. (the “Company”)
Form 10-K for the fiscal year ended May 31, 2007
File No. 1-14608

Dear Mr. Moran,

We are in receipt of your letter dated February 14, 2008 related to our Form 10-K for the fiscal year ended May 31, 2007.  We are providing this cover letter which keys our responses to your comments as per your request.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our filing referenced above provides all material information that investors require for an informed decision.  We also recognize that certain clarifications as well as additional disclosures may be appropriate.  Our fiscal 2008 third quarter ends February 29, and we will file the related quarterly report within the appropriate filing deadline.  In addition, our fiscal 2008 year-end is May 31, 2008.  As noted in the Staff’s first comment, we will include the applicable disclosures and revisions in future interim and annual filings, as applicable.

General

1.
Where a comment below requests added disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in future interim and annual filings, as applicable.

Response: The Company notes the Staff’s comment and will include the applicable disclosures and revisions in future interim and annual reports, as applicable.

Selected Financial and Operating Data, Page 17

2.	In the future, please present financial information in all tables and your financial statements in the same chronological order. See SAB Topic 11:E.

Response: In response to the Staff’s comment, the Company will present in future filings financial information in all tables and the Company’s financial statements in the same chronological order.  For example, the Company will change the chronological order of the data presented in the “Selected Consolidated Financial and Operating Data” to correspond with the chronological order of data presented elsewhere in our filing.

Notes To Consolidated Financial Statements, Page F-7

3.
Please disclose the relevant rights and privileges for Class A and B common shares, specifically clarifying the distinct differences between the two classes.  Your discussion should include all of the examples discussed in paragraphs 2 and 4 of SFAS No. 129.  For example, we note you disclose that Class B represents over 90% of the aggregate voting power for common stock, yet as a single class it represents about 56% of all outstanding common shares.

Response: In response to the Staff’s comment, the Company will disclose in future filings the relevant rights and privileges for Class A and B common shares, specifically clarifying the distinct differences between the two classes.  For example, the Company will include disclosure similar to the following:  “The Company has two classes of common stock outstanding.  Both classes of common stock have generally identical rights and privileges, with the exception of voting and conversion, or transfer, rights.  Each holder of Class A or Class B common stock is entitled to share ratably in any dividends, liquidating distributions or consideration resulting from certain business combinations.  However, each holder of Class A common stock is entitled to one vote for each share held while each holder of Class B common stock is entitled to ten votes for each share held.  The holders of the shares of Class A common stock and Class B common stock vote together as a single class.  Class A common stock cannot be converted into any other securities of the Company, while Class B common stock holders have the right to convert their shares into Class A common stock on a one to one basis.  In addition, generally, any shares of the Class B common stock that are transferred will automatically convert into shares of Class A common stock on a one to one basis.”

4.
Please advise or include a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and the aggregate per share dividend amount for each class of common shares.  See paragraph 40 of SFAS No. 128 and Rule 3-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company will include in future filings a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and the aggregate per share dividend amount for each class of common shares.  For example, the Company will include disclosure similar to the following:

	2007	2006	2005
Income available to common shareholders (numerator):
Income from continuing operations	$12,436	$15,966	$12,056
Adjustments	-	-	-

Income on which basic and diluted earnings per share are calculated	$12,436	$15,966	$12,056

Weighted-average number of common shares outstanding (denominator):
Basic	26,531,682	26,274,066	25,816,553
Add - Incremental shares from restricted stock	49,912	141,990	162,200
Add - Incremental shares from stock options	761,670	583,184	438,782

Diluted	27,343,264	26,999,240	26,417,535

In response to the Staff’s comment regarding disclosure of the aggregate per share dividend amount for each class of common shares, the Company notes that there were no dividends during the fiscal years ended May 31, 2007, 2006 and 2005.  However, with respect to any future dividends, including the dividend paid in August 2007 (fiscal 2008), the Company will disclose the amount per share and in the aggregate for each class of common stock as required by Rule 3-04 of Regulation S-X.  For example, together with other information pertaining to the dividend, the Company will include disclosure similar to the following: “In July 2007, our Board of Directors approved a $1.50 per share special cash dividend, which was paid on August 13, 2007 to shareholders of record of Class A and Class B common stock at the close of business on July 31, 2007.  The aggregate amount of the special dividend was approximately $44,912; $22,452 for holders of Class A common stock, including $4,883 for Class A common stock underlying certain other equity awards, and $22,460 for the holder of Class B common stock.

1.  Significant Accounting Policies, Page F-7

5.
Please include your accounting policy for receivables, including your allowance method used to estimate bad debts, determining past due or delinquency status, charging off trade receivables and the classification of credit balances, as applicable.

Response: In response to the Staff’s comment, the Company will disclose in future filings its accounting policy for receivables, including a description of the allowance method used to estimate bad debts, determining past due or delinquency status, charging off trade receivables and the classification of credit balances.  For example, the Company will include disclosure similar to the following:  “The Company reports receivables at their estimated net realizable values.  Accordingly, the Company estimates allowances for doubtful accounts, sales returns and discounts.  The allowance for doubtful accounts is estimated by reviewing delinquency status, determined by classifying, or aging, individual invoices in terms of the length of the period past due, and analyzing historical account write-off rates relative to receivable balances.  Receivables are written off when determined to be uncollectible.  The allowance for sales returns is estimated by reviewing open sales return authorizations granted to customer and analyzing historical return rates relative to sales.  Allowances for cash discounts are estimated by reviewing customer payment terms and historical remittances.  Accounts with credit balances are reported as current liabilities in the balance sheet.”

6.
Please include a policy note discussion the expenses classified within cost of goods sold specifically as it relates to your inbound freight charges, purchasing and receiving costs, import costs, warehousing costs, internal transfer costs, and the other costs within your distribution network.  If you currently exclude some portion from  cost of goods sold:

•	Disclose the amount(s) and line item(s) these costs are presented for each period presented, and

•
Disclose in Management’s Discussion and Analysis, that your gross margins may not be comparable to other entities because you exclude a portion of distribution related costs from cost of goods sold while others include all of distribution costs in cost of goods sold, if applicable.

Response: In response to the Staff’s comment, the Company will disclose in future filings a policy note discussing the expenses classified within cost of goods sold specifically as it relates to inbound freight charges, purchasing and receiving costs, import costs, warehousing costs, internal transfer costs, and other costs within our distribution network, as applicable.  For example, the Company will include disclosure similar to the following:  “Cost of goods sold include expenses incurred to acquire and produce inventory for sale, including product costs, purchasing costs, freight-in, import costs, internal transfer costs, quality assurance costs and certain warehousing, or handling, costs associated with the receiving or manufacturing of goods for sale.”

Certain warehousing, or handling, costs which are not associated with the receiving or manufacturing of goods for sale are excluded from cost of goods sold.  The Company notes that the amount and financial line item that these costs are included in has been, and will continue to be, disclosed in the Company’s filings for each period presented (see Page F-8, “Shipping and Handling Costs”).

In addition, in response to the Staff’s comment, the Company will disclose in Management’s Discussion and Analysis in future filings that the Company’s gross margins may not be comparable to other entities because we exclude a portion of distribution related costs from cost of goods sold while others may include all of their distribution costs in cost of goods sold.  For example, the Company will include disclosure similar to the following:  “Since certain of our warehousing and distribution costs are included in general and administrative expenses, our gross profit may not be comparable to other entities who may include these expenses as a component of cost of goods sold.”

If you have further questions or if we can further clarify any of our responses, please feel free to contact either the undersigned, Joseph W. Baty, CFO, at (801) 975-5186, Dan Thomson, General Counsel, at (801) 975-5173 or Russell G. Mathis, Corporate Controller, at (801) 975-5068.

Warm regards,

Joseph W. Baty
Chief Financial Officer

cc:	Mr. Brian V. McAllister, Securities and Exchange Commission
Mr. Mark Faas, Deloitte & Touche
Mr. Charles Ruck, Latham & Watkins